QuickLinks -- Click here to rapidly navigate through this document

TECK COMINCO LIMITED
OFFER TO PURCHASE
all of the outstanding common shares of
INCO LIMITED
on the basis of, at the election of each holder,
(a) Cdn.$78.50 in cash (the "Cash Alternative"),
or
(b) 0.9776 of a Class B subordinate voting share of Teck Cominco Limited and Cdn.$0.05 in cash (the "Share Alternative"),
for each common share of Inco Limited
subject, in each case, to pro ration as set out in the Offer and Circular.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON JULY 24, 2006 (THE "EXPIRY TIME"), UNLESS ACCELERATED, EXTENDED OR WITHDRAWN. SEE SECTION 4 OF THE OFFER, "TIME FOR ACCEPTANCE".

May 23, 2006

To our Clients:

        Enclosed for your consideration is an Offer and Circular dated May 23, 2006 (the "Offer and Circular") and the related Letter of Transmittal (which, together with the Offer and Circular, each as may be amended or supplemented from time to time, collectively constitute the "Offer") relating to the Offer by Teck Cominco Limited, a corporation existing under the laws of Canada (the "Offeror"), to purchase all of the outstanding common shares of Inco Limited, a corporation existing under the laws of Canada ("Inco"), together with associated rights issued and outstanding under the shareholder rights plan of Inco (together, the "Inco Shares"), other than any Inco Shares owned, directly or indirectly, by the Offeror and its affiliates on any Take-Up Date, and including any Inco Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Inco (other than Rights as defined in the Offer) that are convertible into or exchangeable or exercisable for Inco Shares, at a price of, on the basis of, at the election of the shareholder:

  a)
  Cdn.$78.50 in cash; or

  b)
  0.9776 of a Class B subordinate voting share of Teck Cominco Limited ("Teck Subordinate Voting Shares") and Cdn.$0.05 in cash for each Inco Share,

in each case, as elected by the shareholder of Inco (the "Shareholder") and subject to pro ration as set forth in the Offer and Circular.

        The Offer is subject to the terms and conditions set forth in the Offer and Circular and the Letter of Transmittal. Capitalized terms used but not defined in this letter which are defined in the Offer and Circular dated May 23, 2006 relating to the Offer have the meanings given to them in the Offer and Circular.

        Unless waived by the Offeror, holders of Inco Shares are required to deposit one Right for each Inco Share in order to effect a valid deposit of such Inco Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If the Separation Time does not occur before the Expiry Time, a deposit of Inco Shares will also constitute a deposit of the Rights associated with such Inco Shares. If the Separation Time occurs before the Expiry Time and Rights are distributed by Inco to Shareholders prior to the time that the Shareholder's Inco Shares are deposited pursuant to the Offer, in order for the Inco Shares to be validly deposited, Rights equal in number to the number of Inco Shares deposited must be delivered to the Depositary or the U.S. Forwarding Agent, as applicable. If the Separation Time occurs before the Expiry Time and Rights are not distributed by the time that a Shareholder deposits its Inco Shares pursuant to the Offer, the Shareholder may deposit its Rights before receiving them by using the guaranteed delivery procedure discussed in Section 5 of the Offer, "Manner of Acceptance". In any case, a deposit of Inco Shares constitutes an agreement by the signatory to deliver Rights equal in number to the number of Inco Shares deposited pursuant to the Offer to the Depositary or the U.S. Forwarding Agent, as applicable, on or before the third trading day on the TSX after the date, if any, that Rights are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary or the U.S. Forwarding Agent receive, prior to taking up the Inco Shares for payment pursuant to the Offer, Rights from a Shareholder equal in number to the Inco Shares deposited by such Shareholder.

        If a Shareholder wishes to accept the Offer and either the certificate(s) representing the Shareholder's Inco Shares are not immediately available or such Shareholder cannot deliver the certificate(s) and all other required documents to the Depositary before the Expiry Time, those Inco Shares may nevertheless be deposited pursuant to the Offer in accordance with the guaranteed delivery procedures set forth in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        We (or our nominees) are the holder of record of Inco Shares held by us for your account. A tender of such Inco Shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used to tender Inco Shares held by us for your account.

        We request instructions as to whether you wish to tender any of or all the Inco Shares held by us for your account pursuant to the terms and conditions set forth in the Offer.

        Your attention is directed to the following:

1.
The Offer is being made for all issued and outstanding Inco Shares, other than any Inco Shares owned, directly or indirectly, by the Offeror and its affiliates on any Take-Up Date.

2.
THE OFFER WILL EXPIRE AT 8:00 P.M. TORONTO TIME, ON JULY 24, 2006, UNLESS THE OFFER IS ACCELERATED, EXTENDED OR WITHDRAWN.

3.
The Offer is subject to a number of conditions, including:

a.
Inco Shares representing, together with Inco Shares owned, directly or indirectly, by the Offeror and its affiliates (other than the Pledged Inco Shares), not less than 66 2/3% of the total outstanding Inco Shares (calculated on a fully diluted basis) shall have been validly deposited under the Offer and not withdrawn at the Expiry Time, and prior to the Expiry Time more than 50% of the Inco Shares held by Independent Shareholders (as defined in the Rights Plan Agreement) shall have been deposited or tendered pursuant to the Offer and not withdrawn;

b.
the Inco/Falconbridge Support Agreement shall have been lawfully terminated in accordance with its terms, and Inco's take-over bid for Falconbridge shall have expired or shall have been lawfully withdrawn or terminated without any shares of Falconbridge having been purchased by Inco pursuant to such take-over bid, in all cases without breach by Inco; and

c.
the Inco Rights Plan shall have been terminated or some action shall have been taken by the Inco board of directors or by a securities commission or court of competent jurisdiction to remove the effect of the Rights Plan and permit the Offer to proceed.

4.
The maximum amount of cash consideration available under the Offer shall not exceed the Maximum Cash Consideration. The maximum number of Teck Subordinate Voting Shares issuable by the Offeror pursuant to the Offer shall not exceed the Maximum Share Consideration. Applicable U.S. securities laws do not permit the Offeror to have more than one Take-Up Date as a result of pro rating the Offered Consideration. The Offeror currently intends to seek such relief as may be available to permit the Offeror to take-up Inco Shares on more than one Take-Up Date, although there can be no assurances that the Offeror will be granted such relief. The consideration payable under the Offer will be pro rated as necessary on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of Inco Shares acquired on a Take-Up Date in proportion to the number of Inco Shares To Which The Bid Relates.

5.
Assuming that either all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Share Alternative, after the effect of pro ration each Shareholder would be entitled to receive Cdn.$28.00 in cash and 0.6293 of a Teck Subordinate Voting Share for each Inco Share tendered, subject to adjustment for fractional shares. In light of the total amount of cash available under the Offer relative to the size of the Offer, it is unlikely that Shareholders who elect to receive the Cash Alternative will receive only cash consideration for their Inco Shares. For greater certainty, unless a Shareholder receives only cash in consideration for Inco Shares tendered by such Shareholder, in all circumstances, a Shareholder will receive a proportionate amount of cash and Teck Subordinate Voting Shares as consideration for each whole Inco Share deposited by such Shareholder under the Offer. Any Shareholder who fails to elect or who does not properly elect either the Cash Alternative or the Share Alternative, with respect to the Inco Shares deposited by such Shareholder pursuant to the Offer will be deemed to have elected the Share Alternative.

6.
Fractional Teck Subordinate Voting Shares will not be issued in connection with the Offer. Where on any Take-Up Date a Shareholder is to receive Teck Subordinate Voting Shares as consideration under the Offer and the aggregate number of Teck Subordinate Voting Shares to be issued to such Shareholder would result in a fraction of a Teck Subordinate Voting Share being issuable, the number of Teck Subordinate Voting Shares to be received by such Shareholder will be rounded down and in lieu of a fractional Teck Subordinate Voting Share, the Shareholder will receive a cash payment determined on the basis of an amount equal to the Average Market Price multiplied by the fractional share amount.

7.
If all the conditions of the Offer have been fulfilled or, where permitted waived at or prior to the Expiry Time, the Offeror will become obligated to take-up and pay for Inco Shares validly deposited under the Offer and not validly withdrawn, promptly and in no event later than 10 days after the Expiry Date.

8.
If you tender your Inco Shares you will not be obligated to pay brokerage fees or commissions to the Dealer Managers, the Depositary, the U.S. Forwarding Agent or the Information Agent.

9.
The consideration payable to the Shareholders by the Offeror under the Offer will be reduced by applicable withholding taxes.

10.
Under no circumstances will interest accrue or be paid on the Offered Consideration by the Offeror or the Depositary to Persons who have deposited Inco Shares under the Offer, regardless of any delay in making such payment.

        If you wish to have us tender any of or all the Inco Shares held by us for your account, please so instruct us by completing, executing, detaching and returning to us the instruction form on the detachable part hereof. An envelope to return your instructions to us is enclosed. If you authorize the tender of your Inco Shares, all such Inco Shares will be tendered unless otherwise specified on the final page hereof.

        Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the expiration date.

        In all cases, payment for Inco Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates representing the Inco Shares, if applicable, or a timely Book-Entry Confirmation of the book-entry transfer of such Inco Shares into the Depositary's account at The Depositary Trust Company, pursuant to the procedures set forth in Section 5 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer", (2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined in Section 5 of the Offer, "Manner of Acceptance — Acceptance by Book Entry Transfer") in connection with a book-entry transfer effected pursuant to the procedure set forth in Section 5 of the Offer, and (3) any other documents required by the Letter of Transmittal.

        The Offeror is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Offeror becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Inco Shares pursuant thereto, Offeror will make a good faith effort to comply with such state statute. If, after such good faith effort Offeror cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Inco Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of the Offeror by Harris Nesbitt Corp. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Dealer Managers for the Offer, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

QuickLinks

Letter To Clients